SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549
                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                        (Amendment No. 4)*


                        CBES Bancorp, Inc.
                         (Name of Issuer)

              Common Stock, Par Value $0.01 Per Share
                  ( Title of Class of Securities)

                             124794108
                          (CUSIP Number)

                         David H. Hancock
                       12498 South 71 Highway
                       Grandview, MO  64030
                         (816) 765-2200
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         September 5, 2002
       (Date of Event Which Requires Filing of This Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in any prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  124794108

(1) Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities only):
           David H. Hancock

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions):
           (a)  [  ]       (b)  [  ]

(3)  SEC Use Only:

(4)  Source of Funds:
           Personal Funds

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

(6)  Citizenship or Place of Organization:
           United States Citizen

(7)  Number of Shares Sole Voting Power:
           82,100 Shares

(8)  Beneficially owned Shared Voting Power:
           -0-

(9)  Sole Dispositive Power:
           82,100 Shares

(10) Shared Dispositive Power:
           -0-

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
           82,100

(12) Check if the Aggregate Amount in Row (11)Excludes Certain Shares:
           [  ]

(13) Percent of Class Represented by Amount in Row (11):
           9.37%

(14) Type of Reporting Person (See Instructions):
           IN

     This statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the "Common Stock"), of CBES Bancorp Inc., a Delaware corporation (the "Company"). This
Schedule 13D is being filed on behalf of David H. Hancock.

ITEM 1.  SECURITY AND ISSUER

     The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at 913 West Liberty Drive, Liberty, Missouri 64068.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed by David H. Hancock. Mr. Hancock's business address is 12498 South 71 Highway, Grandview, Missouri 64030. Mr. Hancock is the Chairman of the Board of Directors and Chief
Executive Officer of NASB Financial Inc. ("NASB"), 12498 South 71
Highway, Grandview, Missouri 64030.

     During the past five years, Mr. Hancock has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competence jurisdiction which causes him to be subject to a judgment, decree, or final order in joining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to any such laws. Mr. Hancock is a citizen of the United States of America.

     On September 5, 2002, the Company announced that it had entered into a definitive agreement with NASB for a merger (the "Proposed Merger") of the Company with and to a wholly-owned subsidiary of NASB (the "Acquisition Subsidiary") in which each outstanding share of Common Stock of the Company would be converted into the right to receive $17.50, in cash per share. The Joint Press Release announcing the Proposed Merger and the Plan and Agreement of Merger among the Company, NASB and the Acquisition Subsidiary are attached hereto as Exhibit A and Exhibit B, respectively, as incorporated herein by reference. Consummation of the Proposed Merger is subject to satisfaction of certain material conditions related thereto, including prior stockholder and regulatory approval.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As of the date (September 5, 2002) of the event which requires the filing of this statement, Mr. Hancock owned 82,100 shares of Common Stock. All purchases of Common Stock were made by Mr. Hancock using personal funds. No other funds or other consideration were used in making such purchases, all of which occurred in open market transactions.

ITEM 4.  PURPOSE OF TRANSACTION

     All shares of Common Stock owned by Mr. Hancock have been acquired by Mr. Hancock for investment purposes only.

     Mr. Hancock is in favor of and intends to vote all of his shares of Common Stock for approval of the Proposed Merger. If the Proposed Merger is consummated, the Common Stock would no longer be quoted on the National Association of Security Dealers automated quotation system and the Common Stock would be deregistered pursuant to Section 12(g)(4) of the Act. If the Proposed Merger is consummated, the current board of directors of the Company will be required to tender their resignations. Except as described in this statement, Mr. Hancock has no present plans or proposals which would result in any of the consequences listed in paragraph (a) through (j) and of item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     As of the date (September 5, 2002) of the event which requires the filing of this statement, Mr. Hancock owned 82,100 shares of Common Stock, which represented approximately 9.37% of the outstanding Common Stock of the Company.

     Mr. Hancock has not conducted any transactions in the Common Stock during the past 60 days. Mr. Hancock has sole power to vote and dispose of all 82,100 shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As discussed in Item 2 above, the Company has announced that it has entered into a definitive agreement with NASB relating to the Proposed Merger. Except as described above, Mr. Hancock is not aware of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A - Joint Press Release of the Company and NASB dated September 5, 2002 (filed as Exhibit 1 to the Company's form 8-K filed with the Commission on September 17, 2002, and incorporated herein by reference).

     Exhibit B - Plan and Agreement of Merger dated September 5, 2002 between the Company and NASB (filed as Exhibit 2 to the Company's form 8-K filed with the Commission on September 17, 2002, and incorporated herein by reference).


                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 17, 2002


/s/ David H. Hancock
-----------------------
David H. Hancock